                        THIS REPORT HAS BEEN FILED WITH
                    THE SECURITIES AND EXCHANGE COMMISSION
                                   VIA EDGAR
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                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.   20549
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                                    FORM 4
                 Statement of Changes in Beneficial Ownership

[      ]  Check this box if no longer subject to Section 16.  Form 4 or Form 5
obligations  may  continue.    See  Instructions  1(b)

Filed  pursuant  to  Section  16(a)  of  the  Securities Exchange Act of 1934,
Section  17(a) of the Public Utility Holding Company Act of 1935 or Section 30
(f)  of  the  Investment  Company  Act  of  1940.

                       Commission File Number 000-20841

               U G L Y   D U C K L I N G   C O R P O R A T I O N
            (Exact name of registrant as specified in its charter)

            Delaware                                              86-0721358
 (State  or  other  jurisdiction  of                        (I.R.S.  employer
incorporation  or  organization)                           identification no.)

                                         2525 E. Camelback Road,
                                                   Suite 1150
                                   Phoenix, Arizona          85016

                    (Address of principal executive offices) (Zip Code) Registrant's telephone number, including area code: (602) 852-6600

1.  Name  and  Address  of  Reporting  Person*:
                                            JOHNSON,  STEVEN  P.
                                            2525 E. Camelback Blvd., Suite 1150
                                            Phoenix,  Arizona      85016

2.  Issuer Name and Ticker or Trading Symbol: UGLY DUCKLING CORPORATION "UGLY"

3.  IRS  or  Social  Security  Number  of  Reporting  Person  (Voluntary):

4.  Statement  for  Month/Year:                                            7/98

5.  If  Amendment,  Date  of  Original  (Month/Year):

6.  Relationship of Reporting Person to Issuer: OFFICER: SENIOR VICE PRESIDENT

7.  Individual or Joint/Group Filing:      FORM FILED BY ONE REPORTING PERSON

                      Table 1 - Non-Derivative Securities Acquired,
                            Disposed of, or Beneficially Owned

                                                          Amount of     Ownership
                                        Securities        Securities      Form:     Nature of
                                       Acquired(A)       Beneficially   Direct(D)    Indirect
Title of    Transaction  Transaction        or             Owned at        or       Beneficial
Security       Date         Code      Disposed of(D)     End of Month  Indirect(I)  Ownership
-----------  ----------------------------------------------------------------------------------
                          Code  V     Amount  A/D  Price
Common Stock 7/1/98#     J#          2,000#  A#      $6.75#       313,000=   D

*If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v). Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
                                                                                                         Number of
                                                Number of                                                Derivative  Ownership
           Conversion                          Derivative                                               Securities   Form of
               or                              Securities    Date                                         Benefi-    Derivative
            Exercise                            Acquired   Exercisable                                    cially     Security:
Title of    Price of                             (A) or       and                             Price of    Owned      Direct
Derivative Derivative Transaction Transaction  Disposed    Expiration  Title and Amount of   Derivative  at End of   (D) or
Security    Security     Date        Code       of (D)        Date     Underlying Securities Securities   Month     Indirect(I)
---------- ---------- ----------- ----------- ----------- ------------ --------------------- ---------- ---------- ------------
                                                          Date  Expira               Amount or
                                                          Exerci -tion               Number of
                                 Code   V     (A)  (D)   -sable  Date  Title         Shares
                                ----------- -----------   ------------ ---------------------- ---------- ---------- -----------
OPTIONS     #/+       #/+       x                  2,000   #/+   #/+   Common        2,000    #/+        41,000      D
                                                                       Stock                             #/+ &

             Nature of
Title of     Indirect
Derivative  Beneficial
Security    Ownership
----------  ----------
            Amount or
            Number of
              Shares
            ----------


Explanation  of  Responses:
#On 7/1/98, I exercised 2,000 options that were granted on 6/1/96 under the UGLY Long-Term Incentive Plan ("Incentive Plan"). The exercise price was $6.75 per share and a margin loan may have been used to pay the purchase price.

+These options were granted under the Incentive Plan on 5/27/97, 12/2/96, and 6/1/96 at exercise prices ranging between $17.69 and $6.75 per share. Generally these options will expire six (6) years following the respective grant dates. No option is exercisable before twelve (12) months from date of grant. Thereafter, options generally vest and become exercisable as follows: 20.0% per year.

&End of month ownership based on 6/30/98 ending balance of 43,000 derivative securities less 2,000 options exercised during 7/98 (43,000 - 2,000 = 41,000). This ending balance does not include an option to purchase 25,000 shares of UGLY Common Stock which was granted as of 1/15/98 under another executive incentive plan at an exercise price of $8.25 per share. These shares are exempt under Rule 16a-3 and will be reported at year end 1998 on a Form 5.

=End of month ownership base on 6/30/98 ending balance of 311,000 shares of UGLY Common Stock plus 2,000 options exercised during 7/98 (311,000+2,000 = 313,000).

1)  Power-of-attorney is included and made a part of this filing.

Steven P. Johnson
/s/  Judith A. Boyle
-------------------------------
As Attorney-In-Fact 1)

**Signature of Reporting Person

8/6/98
-------------------------------
Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 19 U.S.C. 788(a).

POWER OF ATTORNEY
(S. JOHNSON)

I hereby appoint Judith A. Boyle and Steven D. Pidgeon, and each of them, attorney-in-fact for me, each with full power of substitution, to prepare, execute and deliver on my behalf reports required to be filed by me pursuant to
Section 16 of the Securities Exchange Act of 1934, as amended ("Section 16"), and Rule 144 and Rule 145 under the Securities Exchange Act of 1933 (singly and collectively ("Rule 144")). Among other things, each attorney-in-fact is authorized to file original reports (either electronically or otherwise), signed by me or on my behalf, on Forms 3, 4 and 5 and Form 144 with the Securities and Exchange Commission, and to provide any necessary copies of such signed forms to The NASDAQ Stock Market and Ugly Duckling Corporation as required by the rules under Section 16 and Rule 144 as in effect from time to time.

This power of attorney is effective from the date hereof until June 30, 1999, unless earlier revoked or terminated.

/s/ Steven P. Johnson
--------------------------------
Steven P. Johnson

Dated:    April 27, 1998